FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 12, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS ACQUIRES BITEL AND ENTERS THE KYRGYZ MARKET

Moscow, Russia – December 12, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the acquisition of a 51% stake in Bitel, the leading mobile phone operator in the Kyrgyz Republic.

MTS has completed an acquisition of a 51% controlling stake in Tarino Limited for $150 million with an option to purchase the remaining ownership in the company by the end of 2006. Tarino Limited is the indirect owner, through its 100%-owned subsidiaries, of Bitel, a mobile operator holding a GSM-900/1800 license for the entire territory of Kyrgyzstan. The acquisition was made through MTS Finance S.A. – a 100% beneficially owned subsidiary of MTS, registered under the laws of Luxembourg.

Kyrgyzstan, a country in Central Asia, has a population of 5.1 million(1). Mobile penetration in the country is around 9%(2) and fixed-line penetration is estimated at around 8%(3). As of November 2005, Bitel provided services to approximately 470 thousand subscribers. Bitel is the only GSM operator in the country (the company’s license is valid until February 2018) and holds an 87%(2) market share; two other operators offer services in D-AMPS and CDMA standards. Kyrgyzstan becomes MTS’ sixth country of operations.

The company’s infrastructure is based on Huawei, Ericsson and Siemens equipment. Its network covers around 70%(4) of the country’s population. In the first half of 2005, Bitel’s revenues amounted to $22.8 million(5). The company’s average monthly revenue per user (ARPU) was $11. The company’s debt is insignificant.

“We continue to expand the geography of our business by investing in countries that offer attractive growth prospects. This acquisition further consolidates our leading position in countries of the former Soviet Union. We will apply our best practice to successfully develop the operations of Bitel and contribute to the development of a cutting-edge telecommunications infrastructure in the Kyrgyz Republic,” highlighted Vassily Sidorov, MTS’ President and CEO.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 223-20-25
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 54.1 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Kyrgyzstan, Ukraine, and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 238.2 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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(1)  According to the National Committee on Statistics of the Kyrgyz Republic as of June 1, 2005.

(2)  According to AC&M-Consulting as of September 30, 2005.

(3)  According to Comnews, information as of end of March 2005.

(4)  According to Bitel as of July 2005.

(5)  As reported in the statutory financial statements of Bitel, which were prepared in accordance with Kyrgyz accounting regulations. These amounts may differ to amounts reported under accounting principles generally accepted in the United States.

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Tarino Limited’s ownership of Bitel is currently the subject of on-going litigation in Kyrgyzstan, the British Virgin Islands and the United Kingdom. In the event that any of these claims are resolved against Tarino Limited, as the most negative outcome, MTS may potentially lose its ownership interest in Bitel. Should this occur, MTS’ business, prospects and results of operations could be materially adversely affected.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: December 12, 2005